Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
XPO LOGISTICS, INC.

XPO Logistics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended, is hereby amended by deleting the text of Article VII thereof in its entirety and replacing it with the following:

“ARTICLE VII
BOARD OF DIRECTORS

The Board of Directors of the Corporation shall consist of at least one member and no more than nine members, each of whom shall be a natural person. The exact number of directors within the limitations specified in the preceding sentence shall be fixed from time to time in the manner provided in the Bylaws of the Corporation. Prior to the annual meeting of stockholders in 2016, the directors shall be divided into three classes designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one–third of the number of directors constituting the entire Board of Directors. The term of office of the initial Class I directors will expire in 2008, the term of office of the initial Class II directors will expire in 2009 and the term of office of the initial Class III directors will expire in 2010. Initial class assignments shall be determined by the Board of Directors. Beginning at the annual meeting of stockholders in 2016, each director (regardless of his/her prior Class) shall be elected at the annual meeting of stockholders, and shall hold office for a one-year term until the following annual meeting of stockholders and until his/her successor shall be elected and qualified, subject, however, to such director’s prior death, resignation, retirement, disqualification or removal from office. Each Class II director who stands for election at the annual meeting of stockholders in 2015 shall hold office until the following annual meeting of stockholders in 2016 and until his/her successor shall be elected and qualified, subject, however, to such director’s prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors, whether resulting from an increase in the number of directors or otherwise, shall be filled by the affirmative vote of a majority of the directors then holding office, even if less than a quorum, or by a sole remaining director.”

SECOND: The Board of Directors of the Corporation has adopted a resolution approving and declaring advisable the amendment set forth in this Certificate of Amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: The stockholders of the Corporation, at a meeting duly called and held pursuant to Section 222 of the General Corporation Law of the State of Delaware, duly adopted the amendment set forth in this Certificate of Amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This amendment set forth in this Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

  IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 20th day of May, 2015.

XPO Logistics, Inc.

By:
Name:	Gordon E. Devens
Title:	Senior Vice President and General Counsel